                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                   Commission File Number:      1-7067

(Check One):

  X Form 10-K  ___Form 20-F  ___Form 11-K  ___Form 10-Q ___Form N-SAR
----


For the year ended December 31, 1998

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                   PART I - REGISTRANT INFORMATION

United Companies Financial Corporation
-------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------
Former Name if Applicable


4041 Essen Lane
-------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Baton Rouge, LA  70809
-------------------------------------------------------------
City, State and Zip Code

               PART II - RULES  12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.


(Check box if appropriate)

 x (a)  The reasons described in reasonable detail in Part III
--- of this form could not be eliminated without unreasonable effort or expense;

   (b)  The subject annual report, semi-annual  report, transition
--- report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
___(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                        PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time periods
(Attach Extra Sheets if Needed):

     On March 1, 1999, the Registrant, together with certain of its subsidiaries, filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and continues to manage its businesses as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. The cases bear numbers 99-450 (MFW) through 99-461
(MFW) on the docket of the Bankruptcy Court.

     An Annual Report on Form 10-K for the year ended December 31, 1998, cannot be filed without undue hardship because the Registrant lacks the resources necessary, as a result of recent circumstances including the loss of key accounting and finance personnel as well as the subject bankruptcy proceeding, to prepare separate periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, on March 12, 1999, the Registrant requested relief from the Commission's Division of Corporate Finance from the requirement of filing Exchange Act reports and proposed to file with the Commission copies of all of the financial reports that are required to be filed with the Bankruptcy Court and the United States Trustee under cover of a Form 8-K Current Report within fifteen days after such reports are required to be so filed. The Registrant's request for no-action relief is presently pending at the Commission.

                  PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Dale E. Redman                       225      987-2282
     -------------------------------    -----------  --------
     (Name)                             (Area Code)  (Telephone)

                             or


       Jesse O. Griffin                     225      987-3788
     -------------------------------    -----------  --------
     (Name)                             (Area Code)  (Telephone)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the preceding 12 months (for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                              X  Yes        No
                                             ---        ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              X  Yes        No
                                             ---        ---
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects that the earnings statement that would otherwise be included in the Form 10-K Annual Report for the year ended December 31, 1998, if the Commission's Division of Corporate Finance denies the Registrant's requested no-action relief, would reflect a loss compared to positive net income for the year ended December 31, 1997, as a result of the financial difficulties experienced by the Registrant. Because the Registrant has limited financial and human resources, an earnings statement for the year ended December 31, 1998, has not yet been completed.


            UNITED COMPANIES FINANCIAL CORPORATION
---------------------------------------------------------------
          (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1999


                           /s/ Dale E. Redman
                           ---------------------------
                           Executive Vice President and
                           Chief Financial Officer